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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              Datalink Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    237934104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   May 4, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237934104
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Investment Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,313,825

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,313,825

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,313,825(1)*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.34%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

----------
(1) Needham Investment Management, L.L.C. serves as investment manager to various series of The Needham Funds, Inc. and certain private investment funds that hold 1,313,825 shares of common stock of the Issuer ("Shares") and immediately exercisable warrants to purchase Shares. Needham Investment Management, L.L.C. may be deemed to beneficially own these Shares and immediately exercisable warrants to purchase Shares by virtue of its position as investment adviser to these series and funds.

CUSIP No. 237934104
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     George A. Needham

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,313,825

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,313,825

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,313,825(2)*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.34%

14.  TYPE OF REPORTING PERSON*

     IN

----------
(2) George A. Needham is a member of Needham Investment Management, L.L.C., which serves as investment manager to various series of The Needham Funds, Inc. and certain private investment funds that hold 1,313,825 shares of common stock of the Issuer ("Shares") and immediately exercisable warrants to purchase Shares. George A. Needham may be deemed to beneficially own these Shares and immediately exercisable warrants to purchase Shares by virtue of his position as a member of Needham Investment Management, L.L.C.

CUSIP No. 237934104
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Needham Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     740,725

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     740,725

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     740,725(3)*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.02%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV

----------
(3)  740,725 Shares which include:

     (i) 688,900 Shares held by Needham Growth Fund, a series of The Needham Funds, Inc.; and
     (ii) 51,825 Shares held by Needham Small Cap Growth Fund, a series of The Needham Funds, Inc.

CUSIP No. 237934104
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Growth Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     688,900

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     688,900

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     688,900*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.53%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV

CUSIP No. 237934104
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Emerging Growth Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     379,100

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     379,100

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     379,100*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.57%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

CUSIP No. 237934104
          ---------------------

Item 1(a).  Name of Issuer:

            Datalink Corporation
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            8170 Upland Circle
            Chanhassen, MN 55317
            --------------------------------------------------------------------

Item 2(a).  Names of Persons Filing:

            The statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i)  Needham Investment Management, L.L.C.

            (ii) George A. Needham

            (iii) The Needham Funds, Inc.

            (iv) Needham Growth Fund

            (v)  Needham Emerging Growth Partners, L.P.
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            445 Park Avenue, New York, NY 10022
            --------------------------------------------------------------------

      (c).  Citizenship:

            Needham Investment Management, L.L.C. - Delaware

            George A. Needham - United States of America

            The Needham Funds, Inc. - Maryland

            Needham Growth Fund - Maryland

            Needham Emerging Growth Partners, L.P. - Delaware
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, par value $0.001 (the "Common Stock")
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            237934104
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Needham Investment Management, L.L.C. - 1,313,825

          George A. Needham - 1,313,825

          The Needham Funds, Inc. - 740,725

          Needham Growth Fund - 688,900

          Needham Emerging Growth Partners, L.P. - 379,100
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Needham Investment Management, L.L.C. - 12.34%

          George A. Needham - 12.34%

          The Needham Funds, Inc. - 7.02%

          Needham Growth Fund - 6.53%

          Needham Emerging Growth Partners, L.P. - 3.57%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          Needham Investment Management, L.L.C.
          -------------------------------------

          (i)   Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii)  Shared power to vote or to direct the vote        1,313,825
                                                              -----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                            0
                                                              -----------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                                    1,313,825
                                                              -----------------.

          George A. Needham
          -----------------

          (i)   Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii)  Shared power to vote or to direct the vote        1,313,825
                                                              -----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                            0
                                                              -----------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                                    1,313,825
                                                              -----------------.

          The Needham Funds, Inc.
          -----------------------

          (i)   Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii)  Shared power to vote or to direct the vote          740,725
                                                              -----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                            0
                                                              -----------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                                      740,725
                                                              -----------------.

          Needham Growth Fund
          -------------------

          (i)   Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii)  Shared power to vote or to direct the vote          688,900
                                                              -----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                            0
                                                              -----------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                                      688,900
                                                              -----------------.

          Needham Emerging Growth Partners, L.P.
          --------------------------------------

          (i)   Sole power to vote or to direct the vote                  0
                                                              -----------------,

          (ii)  Shared power to vote or to direct the vote          379,100
                                                              -----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                            0
                                                              -----------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                                      379,100
                                                              -----------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         Needham Emerging Growth Partners, L.P. has ceased to be the beneficial owners of five percent of Datalink Corporation Common Stock.
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.
         -----------------------------------------------------------------------

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9,2006

                                          Needham Investment Management, L.L.C.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Chief Financial Officer

                                          /s/ George A. Needham
                                          ---------------------
                                          Name:  George A. Needham

                                          The Needham Funds, Inc.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Treasurer and Secretary

                                          Needham Growth Fund

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Treasurer and Secretary

                                          Needham Emerging Growth Partners, L.P.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  General Partner

* This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, is the beneficial owner of any securities covered by this statement except to the extent of pecuniary interest.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated June 9,2006 relating to the Common Stock par value $0.001 per share of Datalink Corporation, shall be filed on behalf of the undersigned.

                                          Needham Investment Management, L.L.C.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Chief Financial Officer

                                          /s/ George A. Needham
                                          ---------------------
                                          Name:  George A. Needham

                                          The Needham Funds, Inc.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Treasurer and Secretary

                                          Needham Growth Fund

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  Treasurer and Secretary


                                          Needham Emerging Growth Partners, L.P.

                                          By: /s/ Glen W. Albanese
                                          ------------------------
                                          Name:  Glen W. Albanese
                                          Title:  General Partner


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